

OFFERING MEMORANDUM

facilitated by



Convivio Café LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Convivio Café LLC
State of Organization	CO
Date of Formation	09/06/2020
Entity Type	Limited Liability Company
Street Address	1001 S Bryant St, Denver CO, 80219
Website Address	https://www.conviviocafe.com/

(B) Directors and Officers of the Company

Key Person	Vivian Lemus
Position with the Company 　　　　　　　　　　　　Title 　　　　　　　　　　　　First Year	 Co-Founder 2020
Other business experience (last three years)	**Operations, Programs and Project Manager** (*Sun Valley Kitchen + Community Center, August 2020 - Present*) — Manage Youth enrichment program, bi-weekly food pantry, Chef Entrepreneurship program; oversee administration and reporting of grants; manage all program budgets; coordinate fundraising and outreach events **Project Manager and Client Service** (*Chan Law Firm, August 2018 - August 2020*) — Assist attorneys in executing strategies for client cases; draft immigration forms and documents to submit to USCIS; conduct legal research; simultaneous Spanish interpretation in client meetings

Key Person	Kristin Lacy
Position with the Company 　　　　　　　　　　　　Title 　　　　　　　　　　　　First Year	 Co-Founder 2020
Other business experience (last three years)	- **Independent Evaluation Consultant** (*Self Employed, June 2019 - Present*) — Provide various evaluation supports for small to medium-size non-profits in the Colorado area, especially those working in food systems; design evaluation plans, conduct data collection and analysis with grantees, and help write reports and presentations on impact - **Council Chair** (*Denver Sustainable Food Policy Council, June 2018 - June 2021*) — Conduct research and write policy advisories to the Mayor regarding food systems; Lead facilitation of monthly meetings and guide sub-

	committee working groups; coordinate with partners, including the Denver Department of Public Health and Environment Food Systems team and Jefferson County Public Health • **Evaluator** (*Change Matrix, May 2019 - December 2020*) — Design and implement data collections (surveys, interviews, focus groups, secondary data review); analysis, interpretation and presentation of evaluation findings for multiple projects; provide project management for several projects and oversee other staff • **Evaluator** (*Spark Policy Institute, July 2017 - December 2019*) —Support evaluation projects of different scopes, including data collection, analysis and report writing; sometimes co-leading evaluation design; capacity building activities for grantees

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Vivian Lemus	50%
Kristin Lacy	50%

(D) The Company's Business and Business Plan

Versión Español

Convivio Café esta buscando inversionistas para ser el primer café totalmente bilingual, propiedad de mujeres e inmigrantes en Denver. Desde la semilla hasta la taza y comunidad, queremos traer mas inclusividad a la escena de café.

LO QUE OFRECEMOS

Convivio Café funciona principalmente como un café y un espacio de reunión multicultural, donde servimos comida y bebidas únicas y ancladas en las raíces de nuestra cultura con recetas que representan Guatemala y América Central, honrando a la abuela de Vivi con esta receta.

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- Café tostado por agricultores: delicioso café de origen, orgánico y cultivado en la sombra. Tostado por los mismos agricultores que lo cultivan y conservando así hasta 3.5 veces más de la ganancia en el país de origen, con un sabor y calidad ininterrumpida.
- Té artesanal de Guatemala: mezclas únicas de té provenientes de las tierras altas de Guatemala en Totonicapán. La cooperativa propiedad de Mujeres Mayas cultiva, procesa, empaqueta y exporta estos tés; poseen una mayor parte de la cadena de suministro.
- Alfajores: Delicias Latinoamericanas que se derriten en tu boca. Estos mini emparedados de dulce de leche son el dulce extra que necesitas. Champurradas: veganas, crujientes, semidulces. Te recomendamos que mojes estas en tu café todas las mañanas.
- Tosadas guatemaltecas: tostadas crujientes con salsa tipica, guacamol y frijoles negros; para morirse. Antojito tradicional guatemalteco y perfecto para tu merienda en cualquier parte del día.
- Espumillas de Ponche: galletas livianas a base de merengue, mezclado con especias tradicionales de ponche y flores deshidratadas de rosa de jamaica.

¡Dirígete a la parte inferior de la pagina para Español!

LA OPORTUNIDAD

Convivio Café ha recaudado exitosamente $30,000 para asegurar nuestro arrendamiento, iniciar el diseño del edificio y la compra de equipo para operar en mercados comunitarios. Los fondos recaudados se utilizarán para finalizar la construcción y respaldar el capital para operaciones - ayudará a abrir nuestras puertas, pagarle a nuestros proveedores y comenzar a aumentar nuestros ingresos para apoyar a la comunidad tanto local como global, que celebra la diversidad y la comunidad.

- Inversión temprana en el primer café totalmente bilingüe, propiedad de mujeres e inmigrantes en Denver Inversión de impacto social que apoya la inclusión, celebración comunitaria y cultural, especialmente de la representación centroamericana en Denver.
- Apoyo para un concepto único inspirado en Guatemala. Con un menú y personal únicos no replicados en ningún lugar de Denver
- Inversión que respalda cadenas de suministro más cortas y de comercio más que justo para los agricultores en los sitios productores, lo que ayuda a las familias a permanecer juntas y reducir la necesidad de migrar.

NUESTRO ESPACIO

Después de buscar el local físico perfecto para albergar nuestro concepto único, un amigo que conocimos hace seis años (en la misma organización local sin fines de lucro), quien es también un chef Hondureño extraordinario, nos invitó a unirnos a este espacio compartido. En este edificio él está presentando su increíble cocina centroamericana por las noches; y nos invitaron a ocupar el edificio durante el día.

- El recuento de tráfico es 134.000, lo que genera una gran cantidad de clientes potenciales.
- El edificio es un sitio histórico, es hermoso y ya ha sido completamente remodelado por el propietario, lo que reduce la responsabilidad de mejoras de los inquilinos (en cuanto se refiere a nuestra parte); ¡Nos ahorra dinero!
- El modelo de edificios que proveen espacios compartidos para varios negocios implican recursos compartidos: mercadeo y promoción en conjunto, eventos en colaboración y alquiler las los servicios públicos divididos en 3.

NUESTRA HISTORIA

Nos conocimos en una organización local sin fines de lucro en el lado oeste de Denver, donde hay una floreciente comunidad latina. Conectamos instantáneamente en torno a nuestro amor por la hospitalidad, la comida y bebida anclada en raíces culturales, la comunidad y, por supuesto, nuestro amor por Guatemala.

- Planeamos algunas clases de cocina y cenas, invitando a la amplia diversidad de personas de nuestra comunidad a compartir recetas tradicionales centroamericanas, historias de viajes e inmigración; todo esto llevándose a cabo con el uso de mucho "spanglish". A partir de allí decidimos: ¡necesitamos un lugar así en nuestra ciudad!
- Kristin aportó su experiencia en el trabajo de barista y gerente de café, así como su experiencia en desarrollo agrícola con agricultores en Guatemala. Vivi aportó sus habilidades como chef autodidacta y promotora de los derechos de los inmigrantes. Todo esto lo mezclamos con nuestros años colectivos en el trabajo comunitario y de justicia alimenticia ... y ¡Listo! Convivio Café comenzó a percolar.
- Establecimos relaciones directas con los productores de café de origen Vega (Nicaragua) y Gento (Guatemala) para llevar el café tostado por los agricultores y venderlo directamente al consumidor.
- En 2021, nuestro amigo nos invitó a abrir nuestra ubicación en un edificio compartido con otros dos negocios: su restaurante hondureño y un bar con enfoque en las artes, ambos ya existentes.

¿POR QUÉ CONVIVIO?

Hay tanta cultura y diversidad en nuestra querida ciudad de Denver, pero no existen muchos espacios que unan esa diversidad. Nuestro objetivo es cambiar eso trayendo una celebración cultural al panorama de los cafés en Denver.

- En un café típico de Denver, debes ser un "experto" para ordenar. Especialmente si no eres blanco, no eres "hipster" o el inglés no es tu lengua madre.
- Además, muchos de los inmigrantes en nuestra comunidad provienen de los mismos países donde se producen algunos de los mejores y más apreciados cafés y alimentos; pero esos lugares y esas personas no son muy conocidos y por ende no son celebrados.
- Por último, después del último año y pico que hemos vivido con la pandemia y los desafíos climáticos y políticos, todos tenemos una gran necesidad de conexión social y unidad, especialmente en comunidades diversas.

ACERCA DE NOSOTROS

En Guatemala, un convivio es un encuentro donde todos son bienvenidos. Nos reunimos alrededor de mesas llenas de gente; con nuestros amigos y vecinos para compartir, conectar y disfrutar de deliciosa comida y bebida anclada en las raíces de nuestra cultura.

- En Convivio Café queremos celebrar las raíces de nuestro vecindario: algunas profundas y otras recién plantadas, a medida que crecen una al lado de la otra.
- Algunos prefieren los americanos a los atoles, o las tostadas de aguacate al pan dulce. No importa tu preferencia, estás invitado a nuestro convivio.

The Team

Kristin Lacy, Co-Owner

I started my first barista job at my hometown's only coffee shop and became fascinated by the power of cafés to make community connections flourish. Over the years, I've worked locally and abroad in community development including three years in Guatemalan where farmers' graciously let me sleep on their floor and learn to harvest corn with their kiddos. I also learned a lot about the limitations of the coffee supply chain and how little of the profits stayed with farmers. I fell in love with the warm and welcoming hospitality of Guatemala, being invited to so many convivios and early morning cafecitos with families that welcomed me with open arms as a gringa and always fed me til I was past full. After coming back to Denver, I've loved being a part of the incredible and diverse community in Southwest Denver whether through supporting Vietnamese business owners on Federal, building food access programs with Re:Vision Promotoras, and sharing garden goodies on my very Latinx block. I love gathering people who want to talk ideas for building a better world. At Convivio, I want to share my passion for the power of cafes to build community, and set tables where we all feel welcome.

Vivi Lemus, Co-Owner

I was born in Guatemala, immersed in a culture that revolves around hospitality, café, and delicious food. I always loved to cook (and eat), with one of my earliest memories playing 'restaurant' with my twin sister in Guatemala - I made the food, the menus, set the table and served, while my sister was always the welcome guest. I am a self-taught cook, and since immigrating to Colorado I've aimed to recreate the same sense of a welcoming community around my own table, always finding any good excuse to cook, host, and feed people. I've been a cooking class instructor with Re:Vision, as well as with the kiddos at the Sun Valley Kitchen. I have always wanted to have a place where all can be welcome and to share that same spirit where I grew up, which so many other cultures also share. At Convivio, I want to share the recipes I was raised on and create the welcoming open space where guests can breathe and just be.

Why Convivio?

There is so much culture and diversity in our beloved city of Denver, but not a lot of spaces bringing that diversity together. We aim to change that by bringing some inclusivity to the café scene.

- In a typical coffee house, you need to be an 'expert' to order. Especially if you're not white, not a hipster, or don't speak English.
- Many of the immigrants in our community come from the same countries where some of our best and most loved coffee and food are produced. But those places and people are not well-known or represented in most coffee shops.
- Especially after COVID, climate and political challenges, we all have a heightened need for those "third places" in society that bring us social connection across cultural lines.

The Opportunity

Convivio Café has successfully raised $30,000 to secure our lease, initiate the design of the buildout, and purchase equipment to operate pop-ups. Funds raised will be used to finish the buildout and support more operating capital - helping us get our doors open, pay our people, and start growing our revenue to support a community - local and global - that celebrates diversity.

- Early investment in the first fully-bilingual café in Denver
- Social impact investment that supports community, inclusion and cultural celebration, especially of Central American representation in Denver
- Support for a unique Guatemalan concept, menu, and staff un-replicated anywhere in Denver
- Investment that supports shorter supply chains and beyond fair-trade direct support for

farmers in producing counties, helping families stay together and reduce the need for migration

Our spot

After looking for the perfect brick-and-mortar to house our unique concept, a friend who we met six years ago back at the same local non-profit, who also happens to be an incredible Honduran chef, invited us to join a shared space where he is featuring his incredible Central American cuisine at night - we could have the space in the morning

- The traffic count is 134,000 - making for a lot of potential customers
- The historic building is beautiful and already fully renovated by the owner, making for a lot less tenant improvement responsibility on our end. Saves us money!
- Shared spaces means shared resources - co-marketing and co-promotion, collaborative events, and rent/utilities split in 3!

Our Story

We met at a local non-profit on the Latinx-heavy, West side of Denver. We instantly connected around our love for hospitality, culturally-rooted food and drink, community, and of course - Guatemala.

- We planned some cooking classes and dinners, inviting the wide diversity of folks in our community to share traditional Central American recipes, travel and immigration stories, and lots of spanglish. We decided - we need a place like this in our City!
- Kristin brought her background in coffee retail and agricultural development work with farmers in Guatemala, and Vivi brought her skills as a self-taught chef and immigrant rights advocate, we mixed that in with our collective years in community and food justice work ... and ¡listo! Convivio Café started brewing.
- We built direct relationships with origin partners Vega (Nicaragua) and Gento (Guatemala) to bring in farmer-roasted coffee sell direct to consumer.
- In 2021, our friend invited us to share a building with his existing Honduran restaurant and art bar.

Our Deliciousness

Convivio Café is a cafe and multicultural gathering space, serving unique, culturally-rooted food and drink featuring recipes from Guatemala and Central America. We specialize in FARMER-ROASTED coffee that keeps up to 4x more per pound in country for producers, and other products that shorten supply chains and earn more for farmers.

- Farmer-roasted coffee: delicious single-origin, organic, shadegrown coffee. Roasted by the same farmers that grew it keeping up to 3.5x more in the country of origin with non-stop quality tastte.
- Artisanal Guatemalan Tea: unique tea blends coming from the highlands of Guatemala in Totonicapan. Mayan Women-owned cooperative grows, processes, packages and exports these teas owning more of the supply chain.
- Alfajores : melt in your mouth deliciousness from Latin America. These dulce de leche sandwiches are the extra sweet treat you need.
- Champurradas: cham-poo-ra-das... vegan, crunchy, semi sweet. We recommend you dunk this in your coffee every morning.
- Ponche espumillas : ponche spices and hibiscus mixed in a light meringue cookie. Honoring Vivi's abuela with this recipe.

- Guatemalan Tosadas: crispy tostadas with salsa tipica, guacamol, and black beans to die for. All traditional Guatemalan and perfect for your midday snack

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	December 24, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$65,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Café Buildout	$20,000	$30,000
Espresso Bar Equipment	$20,000	$20,000
Working Capital	$7,000	$11,100
Mainvest Compensation	$3,000	$3,900
TOTAL	$50,000	$65,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 5.2%[2]
Payment Deadline	2027-04-01
Maximum Payment Multiple	1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.91%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 5.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	4.0%
$53,750	4.3%
$57,500	4.6%
$61,250	4.9%
$65,000	5.2%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Vivian Lemus	50%
Kristin Lacy	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; Three (3) Percent of the amount of the Offering raised by First Time Users of the Platform plus Nine (9) Percent of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Convivio Café registered as a business in September 2020 and has since achieved the following milestones:

- Sold at 2 local farmers markets May to October 2021

- Sold online for direct delivery service

- Established partnerships with two coffee purveying partners, bringing in farmer-roasted coffee from Nicaragua, Guatemala and Colombia

- Established partnership with women-owned tea purveyor in Guatemala

- Secured lease with Central American partnering business in a historical, shared building.

- Achieved $24,000 in sales in the first year through farmers markets and online sales alone (Sept 2020 to Sept 2021).

- Maintained Cost of Goods Sold (COGS) of at 30% or less of sales

- Historical financial performance is not predictive of future performance, as the brick-and-mortar café will significantly raise sales. Also, the two co-owners have held other full-time jobs the entire time of the startup work; opening the café they will be able to shift energy and resources entirely to the café.

Forecasted milestones

Convivio Café forecasts the following milestones:

- Finish Construction in Winter 2021-2022

- Open doors in Spring 2022

- Hire and train 2 additional baristas by January 2022

- Achieve $185,000 revenue in the first year

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -

year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$223,252	$403,424	$451,006	$451,006	$451,006
Cost of Goods Sold	$79,734	$138,698	$157,250	$157,412	$156,041
Gross Profit	$143,518	$264,726	$293,756	$293,594	$294,965
EXPENSES					
Rent	$18,000	$18,000	$18,000	$18,000	$18,000
Utilities	$3,600	$3,690	$3,782	$3,876	$3,972
Salaries	$129,033	$146,237	$154,840	$172,044	$172,044
Insurance	$600	$615	$630	$645	$661
Repairs & Maintenance	$2,000	$4,000	$4,000	$4,000	$4,000
Legal & Professional Fees	$1,500	$2,000	$2,000	$2,000	$2,000
Marketing	$1,500	$2,000	$2,000	$2,000	$2,000
Software/ IT	$3,397	$6,651	$7,365	$7,365	$7,365
Operating Profit	$-16,112	$81,533	$101,139	$83,664	$84,923

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V